MARK KARPE

Assistant Vice President, Counsel

Office: (949) 219-3224

Fax: (949) 219-3706

E-mail: Mark.Karpe@PacificLife.com

July 26, 2018

VIA EDGAR

Keith Gregory

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:                           Supplemental Comments Letter

Pacific Funds Series Trust

(File Nos. 333-61366, 811-10385)

Dear Mr. Gregory:

This supplemental letter is being provided pursuant to our conversation of July 18, 2018, during which you provided follow-up comments regarding Response #17 as provided in our letter dated July 16, 2018, which responded to comments from the U.S. Securities and Exchange Commission staff (“Staff”) on post-effective amendment 143 to the registration statement of Pacific Funds Series Trust (the “Registrant”).  Set forth below are the Staff’s follow-up comments followed by Registrant’s responses.

1.              Comment: Principal Investment Strategy: PF Multi-Fixed Income Fund: In your response to Staff comment #17 regarding PF Multi-Fixed Income Fund from your letter of July 16, 2018, you reference the sentence “fixed income instruments are comprised of fixed income securities and derivatives or other investments that obtain fixed income exposure for the Fund” which is currently located in Item 9 disclosure.  Please move this sentence to the Item 4 principal strategies section as the second sentence of the first paragraph.

Response: Registrant will revise the disclosure accordingly.

2.              Comment:  Principal Investment Strategy: PF Multi-Fixed Income Fund:  With respect to the following sentence — “A significant portion of the Fund’s assets serves as collateral for the Fund’s derivative positions” — please revise the sentence to state as follows:  “A significant portion of the Fund’s assets will be invested in investment-grade debt securities

Pacific Funds — Supplemental Comments Letter

July 26, 2018

that serve as collateral for the Fund’s derivative positions and will be encumbered.” as you indicate in your response letter of July 16, 2018.

Response:  Registrant believes that the reference to “encumbered” is redundant and not plain English, and therefore respectfully declines to incorporate the suggested change.  However, Registrant will revise the disclosure to clarify that a significant portion of the Fund’s assets will be invested in investment-grade debt securities, a portion of which serves as collateral for the Fund’s derivative positions.

3.              Comment:  Principal Investment Strategy: PF Multi-Fixed Income Fund:  In light of the fact that these “encumbered assets” (the fixed income securities that serve as collateral) will be included in the Fund’s 80% Policy, please supplementally confirm to the Staff and in the narrative disclosure that a significant portion of the Fund’s fixed income assets counted in the 80% Policy will be unencumbered.  Otherwise, the name of the Fund could be misleading under Section 35(d) of the 1940 Act.  In the past, the Staff has not objected when a fund has disclosed that at least 15% of its fixed income assets included in the Fund’s 80% Policy will be unencumbered or not used as collateral.

Response:  The proposed disclosure has been revised as noted above to address this comment.

If you have any questions or further comments please contact me at (949) 219-3224.

Sincerely,

/s/ Mark Karpe

Mark Karpe

cc:                                Robin S. Yonis, Esq., Pacific Life Fund Advisors LLC

Laurene MacElwee, Pacific Life Fund Advisors LLC

Audrey L. Cheng, Esq., Pacific Life Insurance Company

Anthony H. Zacharski, Esq., Dechert LLP

Rachael Schwartz, Esq., Schiff Hardin LLP